SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING
                                       of

                                   FORM 10-QSB
                         For Period Ended: June 30, 1997



                        ELECTRONICS COMMUNICATIONS CORP.
                              (Name of Registrant)



                   10 Plog Road, Fairfield, New Jersey, 07004
                     (Address of Principal Executive Office)




                                     1-13764
                            (Commission File Number)



================================================================================

                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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
Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b)      The subject quarterly report on Form 10-QSB or
                           portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

         State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed period.



         The Company has changed accountants and additional time is required to complete Form 10-QSB. A Form 8K will be filed within five days.











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
Part IV - Other Information


         (1) Name and telephone number of person to contact in regard to this notification.

              Les Winder                                      (201) 808-8862
              ------------------------------------------------------------------

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes [X]                   No [ ]


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

              If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           Yes [X]                   No [ ]

              It is anticipated that the loss of operations for the corresponding period from the last fiscal year will increase from $623,000 to approximately $1,369,566. The increased loss is attributable to a change in the nature of the Company's business. The Company is no longer acting as a distributor of electronics products and has committed to operations as a multi-faceted wireless telecommunications company. The Company has completed the build-out of its new state of the art paging network, which became operational during November, 1996. The Company has also developed and acquired a two-way radio system covering New York and New Jersey. It has begun to develop a customer base, however, it may be some time before substantial income is derived from these activities. Compared to the corresponding period in the prior fiscal year, expenses increased by approximately $400,000.

         Electronics Communications Corp., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 14, 1997               By: /s/ Les Winder
                                         ---------------------------------------
                                         Name:   Les Winder
                                         Title:  Vice President of Finance



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